UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 1-4949

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:   June 29, 2003

[ ] [ ] [ ] [ ] [ ]	Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended: ___________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cummins Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

500 Jackson Street, P.O. Box 3005
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Address of Principal Executive Office (Street and Number)

Columbus, IN 47202-3005
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

Cummins Inc. could not file its Quarterly Report on Form 10-Q for the periods ended June 29, 2003, within the prescribed time period due to the delay in filing its 2002 Annual Report on Form 10-K which was caused by the need for a restatement and reaudit of its annual financial statements for fiscal 2001 and 2000.  Our 2002 Annual Report on Form 10-K was filed with the Securities and Exchange Commission on August 4, 2003.  Since that time we have been preparing our Quarterly Reports on Form 10-Q for both the first and second quarters of 2003.  We expect to file both Form 10-Qs on or before the extended due date of the second quarter 2003 Form 10-Q of August 18, 2003.

 PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

             Susan K. Carter
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                 (Name)

                  (812)                             377-5000
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               (Area Code)                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

As indicated above, we filed our 2002 Annual Report on Form 10-K (due on March 31, 2003) on August 4, 2003.  We also have not yet filed our Form 10-Q for the quarter ended March 30, 2003, which we expect to file at the same time as the Form 10-Q for the quarter ended June 29, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Cummins Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 13, 2003                     By  /s/ Susan K. Carter
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                                             Name:  Susan K. Carter
                                             Title: Vice President of Finance and Chief Accounting Officer
                                                    (Principal Accounting Officer)